RUSH GRAPHICS LTD. ...your solution for colour printing

May 26, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs/Mesdames:

RE: GREAT PANTHER RESOURCES LIMITED (the "Company)
MAILING ON May 26, 2009

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.

- Notice of Annual General Meeting
- Information Circular
- Annual Report
- Proxy
- Financial Statement Request Form (National Instrument 51-102)

We also confirm that the material was sent by courier on the above mentioned date to intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded in accordance with National Instrument 54-101.

Sincerely,
Rush Graphics Ltd.

Mark Pak

cc: Toronto Stock Exchange
cc: Ontario Securities Commission
cc: Alberta Securities Commission
cc: KPMG
cc: Great Panther Resources Limited
cc: M. Michael Sikula Law Corporation
cc: Macdonald Tuskey

Suite 20 – 319 W.Pender St., Vancouver, BC V6B 1T4
t 604.662.7874 f 604.662.7878 c 604.839.5625 rush@telus.net